UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras clarifies pieces of news in the media

—

Rio de Janeiro, March 1, 2024 – Petróleo Brasileiro S.A. – Petrobras, regarding the news published in the media, clarifies that the signing of the tolling contract with Unigel complied with the company's governance system and all the relevant procedures, including the limit of competence laid down in the internal rules in force for the approval of service contracts.

The value of the contract mentioned is within the approval limit of the person responsible for the area and has been approved and validated by all previous bodies. Therefore, the governance system was fully respected.

KPMG has been Petrobras' independent auditing firm since 2017 and has been hired by the company to audit its financial statements. It is not true that KPMG was hired by the Statutory Audit Committee or any of its members to carry out an investigation into the Unigel contract.

Nor is it true that KPMG recommended that the executive officers be removed from the process of certifying the financial statements. The disclosure schedule for Petrobras' financial statements has been maintained.

As already informed to the market, this contract is provisional and aims to allow the continuity of the operation of the plants located in Sergipe and Bahia, which belong to Petrobras, for eight months, without extension. The tolling operation (gas processing service for the production of urea and ammonia) will still be activated, and Petrobras has not made any disbursements to date.

The intention of the signatory parties is, during the term of this contract, to work together to discuss and implement a sustainable business model for these two plants in the long term.

Petrobras also clarifies that the contract with Unigel was signed on December 29, 2023 in continuity with the understandings started on 06/06/2023 ("non-disclosure agreement"), consisting of a measure aligned with the company's Strategic Plan 2024-2028 regarding the return to the production and sale of fertilizers.

Finally, the company informs that it has been providing all the clarifications requested by the Brazilian Federal Court of Accounts (TCU).

Relevant facts will be disclosed to the market in due course.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer